UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Gold Fields Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

  American Depositary Shares, each representing one ordinary share of par value
                                 Rand 0.50 each
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    38059T106
--------------------------------------------------------------------------------
                                 (Cusip Number)

                                   Kevin Keogh
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 29, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ___

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only):
     Norimet Limited
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) ___

          (b)  x
              ---
--------------------------------------------------------------------------------
3.   SEC Use Only:
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions): AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ___
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:
     United Kingdom
--------------------------------------------------------------------------------
Number of                  7.  Sole Voting Power: 0 ordinary shares
Shares                     -----------------------------------------------------
Beneficially               8.  Shared Voting Power: 0 ordinary shares
Owned by                   -----------------------------------------------------
Each Reporting             9.  Sole Dispositive Power: 0 ordinary shares
Person With                -----------------------------------------------------
                           10. Shared Dispositive Power: 0 ordinary shares
                           ------------------ ----------------------------------

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 98, 467,758 ordinary shares
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ___
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 20.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only):
     MMC Norilsk Nickel
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) ___

          (b)  x
              ---
--------------------------------------------------------------------------------
3.   SEC Use Only:
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):
     BK, WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ___
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:
     Russian Federation
--------------------------------------------------------------------------------
Number of                  7.  Sole Voting Power: 0 ordinary shares
Shares                     -----------------------------------------------------
Beneficially               8.  Shared Voting Power: 98,467,758 ordinary shares
Owned by                   -----------------------------------------------------
Each Reporting             9.  Sole Dispositive Power: 0 ordinary shares
Person With                -----------------------------------------------------
                           10. Shared Dispositive Power: 98,467,758
                               ordinary shares

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 98, 467,758 ordinary shares
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ___
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 20.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only):
     Vladimir O. Potanin
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) ___

          (b)  x
              ---
--------------------------------------------------------------------------------
3.   SEC Use Only:
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):
     AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ___
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:
     Russian Federation
--------------------------------------------------------------------------------
Number of                  7.  Sole Voting Power: 0 ordinary shares
Shares                     -----------------------------------------------------
Beneficially               8.  Shared Voting Power: 98,467,758 ordinary shares**
Owned by                   -----------------------------------------------------
Each Reporting             9.  Sole Dispositive Power: 0 ordinary shares
Person With                -----------------------------------------------------
                           10. Shared Dispositive Power:  98,467,758 ordinary
                               shares**

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 98, 467,758 ordinary shares
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ___
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 20.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------
** Pursuant to Rule 13d-4 of the Act, the filing of this statement shall not be construed as an admission that Mr. Potanin is, for the purpose of Sections 13(d) or 13(g) of the Act, the beneficial owner of 98,467,758 ordinary shares.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only):
     Mikhail D. Prokhorov
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) ___

          (b)  x
              ---
--------------------------------------------------------------------------------
3.   SEC Use Only:
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):
     AF
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ___
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:
     Russian Federation
--------------------------------------------------------------------------------
Number of                  7.  Sole Voting Power: 0 ordinary shares
Shares                     -----------------------------------------------------
Beneficially               8.  Shared Voting Power: 98,467,758 ordinary shares**
Owned by                   -----------------------------------------------------
Each Reporting             9.  Sole Dispositive Power: 0 ordinary shares
Person With                -----------------------------------------------------
                           10. Shared Dispositive Power:  98,467,758 ordinary
                               shares**

--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 98, 467,758 ordinary shares
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ___
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11): 20.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------
** Pursuant to Rule 13d-4 of the Act, the filing of this statement shall not be construed as an admission that Mr. Prokhorov is, for the purpose of Sections 13(d) or 13(g) of the Act, the beneficial owner of 98,467,758 ordinary shares.
--------------------------------------------------------------------------------

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Statement on
Schedule 13D, originally filed on April 7, 2004 (the "Schedule 13D"), with respect to the ordinary shares, par value Rand 0.50 per share (the "Shares"), of Gold Fields Limited, a company organized under the laws of the Republic of South Africa (the "Company"). Unless otherwise indicated, capitalized terms used but not defined herein have the meanings assigned to such term in the Schedule 13D.

Item 2. Identity and Background

Item 2 is amended by replacing and restating the 4th and the 5th paragraphs in their entirety as follows:

     VLADIMIR O. POTANIN is a citizen of the Russian Federation whose present principal occupation is President of ZAO Interros Holding Company. As of July 31, 2004, Mr. Potanin beneficially owned 28.58% of the stock of Norilsk Nickel. Mr. Potanin's principal business address is 9, Bolshaya Yakimanka Street, Moscow 119180, Russia. During the past five years, Mr. Potanin has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, during the last five years, Mr. Potanin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

     MIKHAIL D. PROKHOROV is a citizen of the Russian Federation whose present principal occupation is Chief Executive Officer of Norilsk Nickel. As of July 31, 2004, Mr. Prokhorov beneficially owned 28.58% of the stock of Norilsk Nickel. Mr. Prokhorov's principal business address is 22, Voznesensky Pereulok, Moscow 125009, Russia. During the last five years, Mr. Prokhorov has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, during the last five years, Mr. Prokhorov has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended by inserting the following as a new paragraph following the existing paragraph:

     Pursuant to a Stock Purchase Agreement, dated July 29, 2004 (the "Intercompany Purchase Agreement"), Norilsk Nickel has acquired direct beneficial ownership of the Shares from Norimet. The proceeds from the sale of the Shares to Norilsk Nickel were applied by Norimet to the cancellation of the indebtedness owing by Norimet to Norilsk Nickel, which indebtedness was incurred by Norimet in connection with its original acquisition of the Shares for Norilsk Nickel.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) As of the date hereof, Norilsk Nickel beneficially owns 98,467,758 Shares, or 20.0% of the Shares outstanding as of June 30, 2004, based on the Company's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on July 29, 2004. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares is held by Norilsk Nickel. Each of Mr. Potanin and Mr. Prokhorov, through his ownership and/or control of Norilsk Nickel, has the power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares. Accordingly, each of Mr. Potanin and Mr. Prokhorov may be deemed to be the beneficial owner of such Shares, and thereby the beneficial owner of 98,467,648 Shares, or 20.0% of the outstanding Shares. Mr. Potanin and Mr. Prokhorov each disclaims beneficial ownership of all such Shares pursuant to Rule 13d-4 of the Act.

         The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act.

(c) Pursuant to the Intercompany Purchase Agreement, Norilsk Nickel purchased 98,467,758 Shares from Norimet for a total purchase price of US$1,249,600,000. The price per Share was approximately US$12.69.

(d) All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this statement.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described above, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit A, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Item 7 is amended as follows:

     Exhibit A as filed herewith replaces the Exhibit A attached to the Schedule 13D.

     The following exhibit is inserted after Exhibit E:

     Exhibit F         Intercompany Purchase Agreement*

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       August 6, 2004           NORIMET LIMITED

                                     By:      /s/ Mikhail Prokhorov
                                     -------------------------------------------
                                     Name: Mikhail Prokhorov
                                     Title: Attorney-in-Fact

                                     MMC NORILSK NICKEL

                                     By:      /s/ Mikhail Prokhorov
                                     -------------------------------------------
                                     Name: Mikhail Prokhorov
                                     Title: General Director

                                     VLADIMIR O. POTANIN

                                     By:      /s/ Vladimir O. Potanin
                                     -------------------------------------------
                                     Name: Vladimir O. Potanin

                                     MIKHAIL D. PROKHOROV

                                     By:      /s/ Mikhail Prokhorov
                                     -------------------------------------------
                                     Name: Mikhail Prokhorov

                                    EXHIBIT A

                OFFICERS AND DIRECTORS OF PERSONS NAMED IN ITEM 2

     EXECUTIVE OFFICERS AND DIRECTORS OF NORIMET LIMITED

     Executive Officers of Norimet Limited


       Name             Present Principal Occupation             Citizenship

David Gaddes        Managing Director of Base Metal          United Kingdom
                    Distribution
Denis Lepetyukha    Managing Director of Precious Metals     Russian Federation
                    Distribution

Board of Directors of Norimet Limited

       Name             Present Principal Occupation             Citizenship

Victor Sprogis     Deputy General Director of        Russian Federation
                   Norilsk Nickel; Chairman of the
                   Board of Directors of Norimet Limited.
Alexander Popov    Chairman of the Management Board of       Russian Federation
                   Rosbank
David Gaddes       See "Executive Officers of Norimet        United Kingdom
                   Limited" above
Dmitry Glotov      Deputy General Director of Norilsk        Russian Federation
                   Nickel
Marina Nefedova    General Director of ZAO "Normetimpex"     Russian Federation

EXECUTIVE OFFICERS AND DIRECTORS OF MMC NORILSK NICKEL

                    Executive Officers of MMC Norilsk Nickel


           Name                   Present Principal Occupation            Citizenship
Mikhail D. Prokhorov      General Director, Member of the Board of    Russian Federation
                          Directors and Chairman of the Management
                          Board of Norilsk Nickel
Maxim V. Finsky           Deputy Chairman of the Management Board,    Russian Federation
                          Deputy General Director and Head of the
                          Commerce Division of Norilsk Nickel

Igor A. Komarov           Deputy Chairman of the Management Board,    Russian Federation
                          Deputy General Director and Chief
                          Financial Officer of Norilsk Nickel
Yuri A. Kotlyar           Deputy Chairman of the Management Board     Russian Federation
                          of Norilsk Nickel
Tavakolian  R. Morgan     Deputy Chairman of the Management Board     United States
                          of Norilsk Nickel, Deputy General Director
Jokves I. Rozenberg       Deputy Chairman of the Management Board of  Russian Federation
                          Norilsk Nickel
Leonid B. Rozhetskin      Member of the Board of Directors and        United States
                          Deputy Chairman of the Management Board
                          of Norilsk Nickel

                         Directors of MMC Norilsk Nickel


          Name                   Present Principal Occupation             Citizenship
Andrey E. Bugrov         Deputy Chairman of the Management Board of   Russian Federation
                         ZAO Interros Holding Company
Guy de Selliers          Member of the Board of Directors of Solvay   Belgium
                         S.A. and Wimm-Bill-Dann
Andrey A. Klishas        General Director of ZAO Interros Holding     Russian Federation
                         Company and Chairman of the Board of
                         Norilsk Nickel.

Ekaterina M. Salnikova   Director for Corporate Structures of ZAO     Russian Federation
                         Interros Holding Company
Leonid B. Rozhetskin     See "Executive Officers of MMC Norilsk       United States
                         Nickel" above.
Mikhail D. Prokhorov     See "Executive Officers of MMC Norilsk       Russian Federation
                         Nickel" above.
Ronald Freeman           Honorary Co-Chairman of the International    United States
                         Tax and Investment Centre
Heinz Schimmelbusch      Managing Director of the Safeguard           Austria
                         International Fund
Vladimir I. Dolgikh      President of the Management Board of the     Russian Federation
                         Krasnoyarsk Fellow-countrymen association

                                    EXHIBIT F
                         INTERCOMPANY PURCHASE AGREEMENT

--------------------------------------------------------------------------------




                            STOCK PURCHASE AGREEMENT
                          OF GOLD FIELDS LIMITED SHARES




                                     between

                                 NORIMET LIMITED

                                       and

                            OPEN JOINT STOCK COMPANY
                        "MINING AND METALLURGICAL COMPANY
                                "NORILSK NICKEL"





--------------------------------------------------------------------------------






                                 29th July, 2004

STOCK PURCHASE AGREEMENT
No____________________

THIS STOCK PURCHASE AGREEMENT (hereafter the "Agreement") is made on 29th July, 2004 in Moscow by and between

NORIMET LIMITED, the company organized under the laws of England and Wales represented by the Director Glotov D.A., (hereafter the "Seller"), and


OPEN JOINT STOCK COMPANY "MINING AND METALLURGICAL Company "NORILSK NICKEL", an open joint stock company established and existing under the laws of the Russian Federation, represented by Deputy General Director Komarov I.A., acting on the basis of the power of attorney No GMK-51/161D (hereafter the "Buyer");


Seller and Buyer hereafter are collectively referred to as the "Parties", and individually as - the "Party".

WHEREAS
  (1) Seller owns 98 467 758 (ninety eight million four hundred sixty seven thousand seven hundred fifty eight) ordinary registered non-documentary shares of Gold Fields Limited, a company organized under the laws of the Republic of South Africa, with par value of Rand 0.50 each, representing a total of 20,05% (twenty and five hundredth percent) of common stock of Gold Fields capital (hereafter "Shares");

  (2) Buyer intends to acquire and Seller is willing to sell Shares to Buyer.

THE PARTIES HEREBY AGREE as follows:

                                   PARAGRAPH 1
                               PURCHASE CONDITIONS

1.1. Share Purchase. In accordance with the terms and conditions of this Agreement, Seller agrees to sell Shares to Buyer, and Buyer agrees to purchase Shares from Seller.


1.2. Purchase Price. In consideration for the Shares and in accordance with paragraph 1.3. hereof Buyer shall pay Seller the amount of 1 249 600 000 US Dollars (hereafter "Purchase Price").


1.3 Payment. Payment in the amount of Purchase Price shall be made within 90 (ninety) days upon execution of this Agreement by means of wire transfer to the Seller's bank account. The obligations to pay the Purchase Price shall be deemed fulfilled at the moment the payment is credited to the correspondent account of the Seller's bank. The payment can be made in installments.

                                  PARAGRAPH 2.
                           TRANSFER OF TITLE TO SHARES


     Transfer of Title to Shares. Within 10 (ten) business days upon fulfillment by Buyer of all payment obligations in accordance with paragraph 1.3 of the Agreement, Seller is to perform all the necessary actions to transfer the title to Shares to Buyer.

                                  PARAGRAPH 3.
                         REPRESENTATIONS AND WARRANTIES


3.1 Representations and Warranties of Seller. Seller hereby represents and warrants that from date hereof and until the fulfillment by the Parties of their obligations hereunder, the following conditions will be true and accurate in all respects:


     (a) Organization and Good Standing. Seller is a company duly organized, validly existing and in a good standing under the Laws of England and Wales.


     (b) Authority and Authorization. Seller has all requisite corporate power to enter into this Agreement, and has been duly authorized by all necessary corporate actions and approvals to execute and perform this Agreement, as well as to carry out all of its respective obligations hereunder.

     (c) Approvals. Seller is not obliged to apply for or obtain any governmental permits or approvals in respect of execution and performance of this Agreement, or any actions hereunder.

     (d) Sellers Obligations. All the obligations of Seller hereunder are lawful, valid and enforceable against Seller in accordance with the terms of this Agreement.

     (e) Organizational Documents. Executions and performance by the Seller of this Agreement, and all transaction provided for herein, does not and will not contradict or conflict with the provisions of constituent, organizational or other documents, does not and will not result in any breach of such provisions.

     (f) No Third Parties Related Conflicts. Executions and performance of this Agreement and all transactions provided for herein, will not conflict, violate or result in a breach of any obligations arising out of any agreements, to which Seller is a party, or by which any of the Sellers properties or assets are bound.

     (g) Absence of Litigation. To the knowledge of Seller, there are no actions, claims, investigations or any other similar actions undertaken or considered by any courts or governmental authorities, against Seller or its property which could have material adverse effect on the Seller's ability to carry out its obligations hereunder.


3.2 Representations and Warranties of Buyer. Buyer hereby represents and warrants that from date hereof and until the fulfillment by the Parties of their obligations hereunder, the following conditions will be true and accurate in all respects:


     (a) Organization and Good Standing. Buyer is a company duly organized, validly existing and in a good standing under the Laws of the Russian Federation.

     (b) Authority and Authorization. Buyer has all requisite corporate power to enter into this Agreement, and has been duly authorized by all necessary corporate actions and approvals to execute and perform this Agreement, as well as to carry out all of its respective obligations hereunder.

     (c) Buyers Obligations. All the obligations of Buyer hereunder are lawful, valid and enforceable against Seller in accordance with the terms of this Agreement.

     (d) Organizational Documents. Executions and performance by the Buyer of this Agreement, and all transaction provided for herein, does not and will not contradict or conflict with the provisions of constituent, organizational or other documents, does not and will not result in any breach of such provisions.

     (e) No Third Parties Related Conflicts. Executions and performance of this Agreement and all transactions provided for herein, will not conflict, violate or result in a breach of any obligations arising out of any agreements, to which Buyer is a party, or by which any of the Buyer properties or assets are bound.


                                  PARAGRAPH 4.
                             ADDITIONAL OBLIGATIONS

4.1. Permits and Approvals. Parties are obliged to: (a) undertake their best efforts to obtain all permits and approvals, required to each Party in respect of execution and performance of this Agreement, or for any actions or transaction provides for herein, including, but not limited to, approval of Ministry for Economic Development and Trade of Russian Federation and of the Central Bank of Russian Federation; and (b) to inform the respective Party about any permits or approvals required and on the progress of the receiving such permits or approvals.


                                  PARAGRAPH 5.
                               DISPUTES RESOLUTION

5.1 Disputes Resolution. All disputes, disagreements and claims, arising out of this Agreement or in connection herewith, including its performance, breach, termination or invalidity, are to be finally settled in International Commercial Arbitration Court with the Russian Chamber of Commerce in accordance with its Rules.


                                  PARAGRAPH 6.
                                     NOTICES

6.1 Notices. Any notices or notification provided for by or made in connection with this Agreement are to be made in writing in Russian language signed by the authorized person, sending this respective notice or notification, and submitted only (a) by hand, (b) by registered post with notification of receipt, (c) by facsimile, telegraph or telex (with confirmation of receipt) addressed:


    To Seller:   Cassini House, 6th Floor, 57 St. James Street, London SW1A 1LD,
    ---------    United Kingdom - for attention of the Secretary/ Director.

    To Buyer:    MMC Norilsk Nickel, Voznesensky pereulok, 22, Moscow, 123104,
    --------     Russia - for attention of General Director.

6.2 Confirmation of Receipt of the Notice. The notification is considered submitted and received by the addressee: (a) upon receipt in case of hand delivery; or (b) upon receipt of the confirmation of receipt if sent by registered post, or (c) upon receipt of the confirmation of submission if sent by fax, telegraph or telex.


                                  PARAGRAPH 7.
                                  MISCELLANEOUS

  7.1. Expenses. Each Party shall bear its own expenses incidental to the execution of this Agreement, performance of stock purchase transaction hereunder.


  7.2. Public Information. Except as provided for the Law, Buyer and Seller shall not publish any press-releases and make any other public announcements in connection with this Agreement and its provisions, without prior written consent of the other Party in relation of content and way of presenting such information.


  7.3. Term. This Agreement shall become effective as of the date of its execution by the Parties and shall terminate upon full fulfillment of all obligations by the Parties hereunder, except when unilaterally terminated by any Party due to non-performance of the obligations of the other Party hereunder.


  7.4. Headings. The headings used in this Agreement have been inserted for convenience only and may not be used to construe the the provisions hereof.


  7.5. Assignment Not Permitted. Parties shall not assign in whole or in part any rights or obligations hereunder to any third parties without prior written consent of the other Party.


  7.6. Entire Agreement. This Agreement constitutes the entire agreement between Parties hereto with respect to the subject matter hereof and supercedes all the previous agreements and arrangements, both oral and written.


  7.7. Amendments. Any amendments or supplements to this Agreement are valid only if made in writing and signed by the Parties.

  7.8. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable the remaining provisions of this Agreement will remain in full force and effect and will not be effected by that provision.

  7.9. Copies. This Agreement is made in Russian and English languages in two copies, one copy for each Party. Both copies constitute one and the same agreement.

  7.10. Governing Law. This Agreement shall be governed by Laws of Russian Federation.


IN WITNESS WHEREOF Seller and Buyer duly executed this Agreement as of the day and year first before written.


On behalf of Seller:
NORIMET LIMITED


Glotov D.A.
Director

On behalf of Buyer:
OJSC "MMC "NORILSK NICKEL"


Komarov I.A.
Deputy General Director